EXHIBIT 12.1

ARGONAUT GROUP, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
(in millions)	2004	2003	2002	2001	2000
Earnings:
Income (loss) from continuing operations before provision for income taxes	$60.7	$135.3	$(21.1)	$3.3	$(129.2)
Add:
Fixed charges	15.6	12.3	2.6	2.9	2.3

Total earnings (loss)	$76.3	$147.6	$(18.5)	$6.2	$(126.9)

Fixed charges
Interest expense, net	$11.0	$8.4	$0.4	$0.2	$—
Preferred stock dividends	2.5	1.8	—	—	—
Rental interest factor	2.1	2.1	2.2	2.7	2.3

Total fixed charges	$15.6	$12.3	$2.6	$2.9	$2.3

Ratio of earnings to fixed charges	4.9:1	12.0:1	(A)	2.1:1	(B)

(A)	Earnings were inadequate to cover fixed charges by $21.1 million
(B)	Earnings were inadequate to cover fixed charges by $129.2 million